Exhibit (a)(13)
To: INTV Worldwide
From: Bob’s email
Subject: Convergys and Intervoice Announce Early Termination of Hart-Scott-Rodino Waiting Period
Late yesterday afternoon Intervoice and Convergys announced early termination of the Hart-Scott-Rodino (HSR) waiting period. A copy of the press release is attached.
Under HSR, the U.S. Federal Trade Commission was authorized to review the proposed acquisition under federal antitrust laws and regulations. With early termination of the HSR waiting period, Intervoice is another step closer to its proposed acquisition by Convergys. In the interim, we remain two separate companies. We will continue to share new developments or information with all Intervoice employees as it becomes available. Thank you.
Sincerely,
(Bob Ritchey, Jim Milton’s signature blocks)

NEWS RELEASE
Convergys and Intervoice Announce Early Termination of
Hart-Scott-Rodino Waiting Period
(Cincinnati and Dallas; August 11, 2008) – Convergys Corporation (NYSE: CVG) and Intervoice, Inc. (NASDAQ: INTV) announced today that they received notice from the Federal Trade Commission of early termination of the Hart–Scott–Rodino waiting period on August 8, 2008 in connection with the previously announced merger pursuant to which Intervoice would be acquired by Convergys for a cash consideration of $8.25 per share. Convergys and Intervoice announced the merger on July 16, 2008 and both companies expect the transaction to close during the third quarter of 2008.
About Convergys
Convergys Corporation (NYSE: CVG) is a global leader in relationship management. We provide solutions that drive more value from the relationships our clients have with their customers and employees. Convergys turns these everyday interactions into a source of profit and strategic advantage for our clients.
For 25 years, our unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.
Convergys is a member of the S&P 500 and has been voted a Fortune Most Admired Company for eight consecutive years. We have approximately 75,000 employees in 87 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East, and Asia, and our global headquarters in Cincinnati, Ohio. For more information, visit www.convergys.com
(Convergys and the Convergys logo are registered trademarks of Convergys Corporation.)
To receive Convergys news releases by email, click on http://www.convergys.com/news_email.html
About Intervoice
Intervoice (NASDAQ: INTV) is a world leader in delivering natural, intuitive ways for people to interact, transact, and communicate. Intervoice software and professional services enable innovative voice portal, IP contact center, hosted and mobile messaging, and self-service applications. More than 5,000 customers in 80 countries have relied on Intervoice, including many of the world’s leading financial and healthcare institutions, telecommunications companies, utilities, and governments. For more information, visit www.intervoice.com
(Intervoice and the Intervoice logo are registered trademarks of Intervoice, Inc.)
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Convergys Corporation has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Convergys and Intervoice and the transaction can be obtained by all Convergys and Intervoice shareholders, option holders, and restricted stock unit holders, without charge, by directing a request to Convergys Corporation, Attention: Corporate Secretary, 201 East Fourth Street, Cincinnati, Ohio 45202, or by telephone at (513) 723-7000, or Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Contacts
Convergys
Investor Contact, David Stein
+1 513 723 7768 or investor@convergys.com
Media Contact, John Pratt
+1 513 723 3333 or john.pratt@convergys.com
Intervoice
Investor Contact, Rob Sutton
+1 972 454 8891 or rob.sutton@intervoice.com
Media Contact, Michelle Basch
+1 650 386 3386 or michelle.basch@intervoice.com
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